**UNITED STATES OF AMERICA**
**BEFORE THE**
**SECURITIES AND EXCHANGE COMMISSION**

October 18, 2018

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In the Matter of

**Rich Cigars, Inc.**
**3001 North Rocky Point East, Suite 200**
**Tampa, FL 33607-5806**

**ORDER DECLARING REGISTRATION**
**STATEMENT ABANDONED UNDER THE**
**SECURITIES ACT OF 1933, AS AMENDED**

File No. 333-199452

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      Rich Cigars, Inc. filed with the Commission a Post-Effective Amendment to a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The Post-Effective Amendment has been on file for more than nine months and has not yet become effective.

      Rich Cigars, Inc. has failed to respond to notice under Rule 479 that the Post-Effective Amendment would be declared abandoned unless it was timely amended or withdrawn;

      In view of the foregoing, it is ORDERED that the Post-Effective Amendment be declared abandoned on October 18, 2018.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                           Brent J. Fields
                           Secretary